Exhibit 99.1

Nu Holdings Ltd. Announces Results of Annual General Meeting Held on September 8, 2025

São Paulo, Brazil – September 8, 2025 – Nu Holdings Ltd. (NYSE: NU) ("Nu" or the "Company") announces the results of its annual general meeting held on September 8, 2025. The following matters, as outlined in the Notice of Annual General Meeting dated August 8, 2025, were approved by shareholders present in person or represented by proxies, as follows:

Proposal 1 passed with 99.85% of the votes cast in favor:

"To resolve, as an ordinary resolution, that the Company’s audited financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, be approved and ratified."

Proposal 2 passed with 97.09% of the votes cast in favor:

"To resolve, as an ordinary resolution, that the re-election of the individuals listed from 'a' to 'i' as directors of the Company (the 'Nominees'), each to serve for a term ending on the date of the next annual general meeting of the members, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company, be approved:

a. David Vélez Osorno

b. Anita Mary Sands

c. David Alexandre Marcus

d. Douglas Mauro Leone

e. Jacqueline Dawn Reses

f. Luis Alberto Moreno Mejia

g. Roberto de Oliveira Campos Neto

h. Rogério Paulo Calderón Peres

i. Thuan Quang Pham"

About Nu

Nu is one of the world’s largest digital banking platforms, serving more than 122 million customers across Brazil, Mexico and Colombia. Nu uses proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is focused on connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. Nu's shares are traded on the New York Stock Exchange (NYSE: NU). For more information, please visit www.nubank.com.br.

Contacts:

Investor Relations

Guilherme Souto

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br